SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Evidencentral to Digitally Transform Evidence Management for Yolo County District Attorney’s Office for Timelier Justice, dated September 6, 2022.

99.2          NICE Recognizes 2022 PSAPs’ Finest Award Recipients for Excellence in Emergency Communications, dated September 12, 2022.

99.3          NICE Actimize Wins Three 2022 Global Banking and Finance Awards Highlighting Innovation in Anti-Money Laundering Technology, dated September 13, 2022.

99.4          NICE Announces Annual Digital CX Week, Highlighting Digital-First Strategies to Transform Customer Experience, dated September 14, 2022.

99.5          NICE RPA Named a Leader in Everest Group’s Task Mining Products PEAK Matrix, dated September 14, 2022.

99.6          Lancaster County District Attorney’s Office Joins Growing Number of DAs Transforming Digital Evidence Management with NICE Evidencentral, dated September 15, 2022.

99.7          NICE Actimize Launches Compliancentral, Industry’s First End-to-End Communications and Trade Compliance Platform, dated September 20, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated:	October 3, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Evidencentral to Digitally Transform Evidence Management for Yolo County District Attorney’s Office for Timelier Justice, dated September 6, 2022.

99.2	NICE Recognizes 2022 PSAPs’ Finest Award Recipients for Excellence in Emergency Communications, dated September 12, 2022.

99.3	NICE Actimize Wins Three 2022 Global Banking and Finance Awards Highlighting Innovation in Anti-Money Laundering Technology, dated September 13, 2022.

99.4	NICE Announces Annual Digital CX Week, Highlighting Digital-First Strategies to Transform Customer Experience, dated September 14, 2022.

99.5	NICE RPA Named a Leader in Everest Group’s Task Mining Products PEAK Matrix, dated September 14, 2022.

99.6	Lancaster County District Attorney’s Office Joins Growing Number of DAs Transforming Digital Evidence Management with NICE Evidencentral, dated September 15, 2022.

99.7	NICE Actimize Launches Compliancentral, Industry’s First End-to-End Communications and Trade Compliance Platform, dated September 20, 2022.